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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Fresh Choice, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

358032 10 0

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐      Rule 13d-1(b)

☐      Rule 13d-1(c)

☒      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 358032 10 0			Page 2 of 7

1.	Name of Reporting Person: DFL Investing, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware, U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0

12.	Type of Reporting Person: CO

13G
CUSIP No. 358032 10 0			Page 3 of 7

1.	Name of Reporting Person: The Rosewood Corporation		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Texas, U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0

12.	Type of Reporting Person: CO

13G
CUSIP No. 358032 10 0			Page 4 of 7

1.	Name of Reporting Person: Caroline Hunt Trust Estate		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Texas, U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0

12.	Type of Reporting Person: OO

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CUSIP No. 358032 10 0	Page 5 of 7

Item 1.

(a)	Name of Issuer Fresh Choice, Inc.

(b)	Address of Issuer’s Principal Executive Offices 485 Cochrane Circle Morgan Hill, California 95037

Item 2.

(a)	Name of Person Filing

i.	DFL Investing, Inc. (“DFL”)

ii.	The Rosewood Corporation (“Rosewood”)

iii.	Caroline Hunt Trust Estate (“CHTE”)

(b)	Address of Principal Business Office or, if none, Residence 100 Crescent Court, Suite 1700 Dallas, Texas 75201

(c)	Citizenship

i.	DFL: Delaware

ii.	Rosewood: Texas

iii.	CHTE: Texas

(d)	Title of Class of Securities Common Stock, $.001 par value

(e)	CUSIP Number 358032 10 0

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b) (1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

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CUSIP No. 358032 10 0	Page 6 of 7

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.           Ownership.
 Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 0 .*

(b)	Percent of class: 0.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 0.*

(ii)	Shared power to vote or to direct the vote 0.

(iii)	Sole power to dispose or to direct the disposition of 0.

(iv)	Shared power to dispose or to direct the disposition of 0.

*DFL is 100% owned by Rosewood, which in turn is 100% owned by the CHTE. This filing reflects the parent-subsidiary relationships for the entity that directly owns the stock.

Please note that this Amendment No. 6 restates the same information voluntarily provided earlier in Amendment No. 5, filed on June 27, 2003, prior to the prescribed time for 13G filings.

Item 5.         Ownership of Five Percent or Less of a Class
 If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following[ X ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person. Not applicable.

Item 8.	Identification and Classification of Members of the Group Not applicable.

Item 9.	Notice of Dissolution of Group Not applicable.

Item 10.	Certification Not applicable.

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CUSIP No. 358032 10 0	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 27, 2004

CAROLINE HUNT TRUST ESTATE

By:	/s/ DON W. CRISP

Name:	Don W. Crisp

Title:	Trustee

THE ROSEWOOD CORPORATION

By:	/s/ C. JEDSON NAU

Name:	C. Jedson Nau

Title:	Senior Vice President

DFL INVESTING, INC.

By:	/s/ C. JEDSON NAU

Name:	C. Jedson Nau

Title:	Vice President

Attention:       Intentional misstatements or omissions of fact constitute Federal criminal violations

                          (See 18 U.S.C. 1001)